SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Daniel Ho

Qatar Airways Group Q.C.S.C

Qatar Airways Tower 1

P.O. Box 22550

Doha, Qatar

974 (4022) 3111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

David E. Brown, Jr.

Alston & Bird LLP

950 F Street NW

Washington, DC 20004

(202) 239 3345

May 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Qatar Airways Group Q.C.S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*

Based on 606,407,693 shares of Common Stock outstanding as of March 31, 2022, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on May 11, 2022, and rounded up in accordance with the instructions for the Cover Page of Schedule 13D.

1	NAME OF REPORTING PERSON Qatar Airways Investments (UK) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 606,407,693 shares of Common Stock outstanding as of March 31, 2022, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on May 11, 2022, and rounded up in accordance with the instructions for the Cover Page of Schedule 13D.

This Amendment No. 4 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Qatar Airways Group Q.C.S.C (formerly known as Qatar Airways Q.C.S.C., “Qatar Airways”) and Qatar Airways Investments (UK) Ltd. (“QAI UK”; together with Qatar Airways, the “Reporting Persons”) on January 17, 2017 (as amended, the “Schedule 13D”) as amended by Amendment No. 1 filed by the Reporting Persons on September 7, 2021, Amendment No. 2 filed by the Reporting Persons on December 16, 2021 and Amendment No. 3 filed by the Reporting Persons on January 18, 2022 with respect to the Common Stock, no par value, of LATAM Airlines Group S.A. (“LATAM” or the “Issuer”). Capitalized terms used but not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The names of the persons filing this statement are Qatar Airways Group Q.C.S.C., a corporation organized and existing under the laws of Qatar and Qatar Airways Investments (UK) Ltd., a United Kingdom company and a wholly-owned subsidiary of Qatar Airways Group Q.C.S.C.

(b) The business address of Qatar Airways is Qatar Airways Tower 1, P.O. Box 22550, Doha, Qatar, and the business address of QAI UK is 10-11 Conduit Street, London W1S 2QR, United Kingdom.

(c) Qatar Airways is the national carrier of the State of Qatar. Qatar Airways serves over 140 international destinations. QAI UK is a direct wholly-owned subsidiary of Qatar Airways that engages in certain investment activities on behalf of Qatar Airways.

(d) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

(f) Qatar Airways is organized under the laws of Qatar. QAI UK is organized under the laws of the United Kingdom. The citizenship of each director and officer of the Reporting Persons is set forth on Schedule A attached hereto.

Set forth on Schedule A attached hereto is the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph of item 4 of Amendment No. 3 and inserting the following language in its place:

On May 20, 2022, the Reporting Persons, Delta Air Lines, Inc. (“Delta”) and Costa Verde Aeronáutica S.A. (“Costa Verde”) entered into an agreement (the “Reallocation Letter”) pursuant to which the parties have agreed to transfer, exchange and assign, and thereby reallocate, preemptive rights they currently hold and backstop commitments they have made under the BCA to purchase equity/and or securities convertible into equity in reorganized LATAM, such that, in connection with LATAM’s emergence from bankruptcy, Costa Verde’s and Delta’s respective ownership interests in reorganized LATAM are anticipated to be approximately 7% and 10%, and the Reporting Persons’ ownership interest in reorganized LATAM is anticipated to be approximately 10%. Such equity percentages are unchanged by the Reallocation Letter. The Reallocation Letter sets forth the terms by which the preemptive rights and backstop commitments will be reallocated, specifically providing that the Reporting Persons and Delta will transfer to Costa Verde all of their preemptive rights in connection with Common Stock issued through an equity rights offering (the “ERO New Common Stock”) and their commitments to subscribe and purchase their respective portions of unsubscribed ERO New Common Stock (collectively, “ERO New Common Stock Backstop Commitments”) in exchange for a portion of Costa Verde’s preemptive rights to acquire convertible notes Class B (the “New Convertible Notes Class B”) and commitment to subscribe and purchase its respective portion of unsubscribed New Convertible Notes Class B (collectively, “New Convertible Notes Class B Backstop Commitment”), each as provided for in and permitted by the BCA and Chilean law, as applicable. If the Facilitating Shareholders collectively acquire less than 27% of the equity to be issued in connection with LATAM’s reorganization, they will transfer, exchange and/or assign their respective ERO New Common Stock, New Convertible Notes Class B, ERO New Common Stock Backstop Commitments and New Convertible Notes Class B Backstop Commitments, as applicable, such that the equity in reorganized LATAM owned by each of the Backstop Shareholders will be reduced proportionately from the anticipated percentages indicated above, respectively.

The foregoing description of the Reallocation Letter is qualified in its entirety by the express terms of such agreement, a copy of which is attached hereto as Exhibit 7.6 and is incorporated herein by reference.

The Reporting Persons disclaim membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Common Stock beneficially owned by any other person, including the Other Shareholders or any member of the Ad Hoc Group, and nothing in this Amendment No. 4 shall be deemed an admission that the Reporting Persons are members of a “group” within the meaning of Section 13(d) of the Act and Regulation 13D-G thereunder.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit

7.6	Reallocation Letter, dated as of May 20, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2022

QATAR AIRWAYS GROUP Q.C.S.C.

/s/ Akbar Al Baker
Name: Akbar Al Baker
Title: Group Chief Executive

QATAR AIRWAYS INVESTMENTS (UK) LTD.

/s/ Daniel Ho
Name: Daniel Ho
Title: Director

Schedule A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Qatar Airways Group Q.C.S.C.

The executive officers and directors of Qatar Airways Group Q.C.S.C. are set forth below. The individuals’ business addresses are Qatar Airways Group Q.C.S.C., Qatar Airways Tower 1, P.O. Box 22550, Doha, Qatar. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Qatar Airways Group Q.C.S.C.

Name	Present Principal Occupation or Employment	Citizenship
H.E. Saad Sharida Al-Kaabi	Chairman of the Board	Qatar
H.E. Mansoor bin Ebrahim Al-Mahmoud	Vice Chairman of the Board	Qatar
H.E. Akbar Al Baker	Director	Qatar
H.E. Sheikh Faisal Bin Thani Bin Faisal Al Thani	Director	Qatar
H.E. Abdulla Mubarak Al-Khalifa	Director	Qatar
H.E. Abdurrahman Ahmad Al-Shaibi	Director	Qatar
H.E. Reem Bint Mohammed Al-Mansoori	Director	Qatar

Qatar Airways Investments (UK) Ltd.

The executive officers and directors of Qatar Airways Investments (UK) Ltd. are set forth below. The individuals’ business addresses are 10-11 Conduit Street, London W1S 2QR, United Kingdom. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Qatar Airways Investments (UK) Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Daniel Ho	Director	United Kingdom
Rashmi Oberoi	Director	Singapore
Helena Giles	Director	United Kingdom